Mail Stop 4561

October 2, 2006

Mr. Senshan Yang
Chief Executive Officer
China Medicine Corporation
51 Everett Drive; Suite A-20; West Windsor Professional Center
Princeton Junction, NJ 08550

**Re: China Medicine Corporation
        Amendment No. 3 to Form SB-2
        Filed on September 19, 2006
        File No. 333-133283**

Dear Mr. Yang:

Liquidity and Capital Resources, page 37

1.   We reissue comment 1 in part. Please revise this section to disclose your cash balance as of the most recent practicable balance.

Financial Statements and Notes

Unaudited Financial Statements for the Periods Ended June 30, 2006 and 2005

Consolidated Statements of Income and Other Comprehensive Income, page F-23

2.   Provide your basis in GAAP for classifying the costs related to the reverse acquisition below income from operations or revise accordingly.

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee, Accountant, at (202) 551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael E. McTiernan
Special Counsel

cc: Asher Levitsky, Esq.